LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

20 September 2007

[redacted]

07027232

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 September 2007, Re: Lion Industries Corporation Berhad ("LICB") - Debt and Corporate Restructuring Exercise of LICB Group ("LICB Scheme") - Proposed Variation to : 1.1) Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and 1.2) Repayment Date of the Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

YASMIN WEILI TAN BINTI ABDULLAH
Secretary

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Secretary
19 SEP 2007

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 19/09/2007 18:35:21
Reference No LI-070919-A29D5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Yasmin Weili Tan Abdullah**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF LICB GROUP ("LICB SCHEME")

PROPOSED VARIATION TO:

1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

* **Contents :-**

1. INTRODUCTION

Reference is made to the announcement of 19 March 2003 made by LICB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the LICB Group to the LICB Scheme Creditors.

The Board of Directors of LICB hereby to announce that the LICB Group had issued notices of meetings dated 19 September 2007 to the Bondholders and SPV Debt Holders to seek, *inter alia*, the indulgence and the approval of the relevant Bondholders and SPV Debt Holders to vary the redemption/repayment dates for the Bonds/SPV Debts on 31 October 2007 and 31 December 2007 (" Proposed Variation of the Redemption/Repayment Dates").

2. DETAILS OF THE PROPOSED VARIATION TO THE REDEMPTION/REPAYMENT DATES

The Proposed Variation to the Redemption/Repayment Dates involves the variation of:

2.1 the redemption dates of 31 October 2007 and 31 December 2007 for the Bonds at the redemption amounts as set out in Column II of Table I-Bonds below, to the proposed redemption dates and at the proposed redemption amounts as more particularly set out in Column III of Table I-Bonds; and

2.2 the repayment dates of 31 October 2007 and 31 December 2007 for the SPV Debts at the

repayment amounts as set out in Column II of Table II-SPV Debts below to the proposed repayment dates and at the proposed repayment amounts as more particularly set out in Column III of Table II-SPV Debts.

It is proposed that late payment interest will be paid to the Bondholders and SPV Debt Holders at the rate of one per cent (1%) per annum above the relevant Yield to Maturity on the Bonds and SPV Debts in respect of the deferment amounts from the due date up to the date of actual payment.

3. APPROVALS FOR THE PROPOSED VARIATION TO THE REDEMPTION/REPAYMENT DATES

The Proposed Variation to the Redemption/Repayment Dates requires the approval from:

3.1 the Securities Commission ("SC");
3.2 Bondholders and SPV Debt Holders at the respective meetings to be convened; and
3.3 Bank Negara Malaysia ("BNM") in respect of the SPV Debts.

Applications to the SC and BNM to seek the requisite approvals will be submitted after receipt of approvals of the Bondholders and SPV Debt Holders at the respective meetings to be convened for the Proposed Variation to the Redemption/Repayment Dates.

The approvals from the SC and BNM must be obtained on or before 31 March 2008, failing which, the consent to the Proposed Variation to the Redemption/Repayment Dates given by the Bondholders and SPV Debt Holders at the respective meetings to be convened would be deemed to have lapsed.

The meetings of the Bondholders and SPV Debt Holders are scheduled to be held on 31 October 2007.

4. Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the LICB Scheme shall have the meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I-Bonds

Column I Category	*Column II* Current Due Date and Nominal Amount (RM)		*Column III* Proposed Due Date and Nominal Amount (RM)	
Class B	31 October 2007	34,594,775	31 December 2007	5,101,568
	31 December 2007	78,490,773	31 March 2008	35,710,968
			31 December 2008	36,136,506
			31 December 2009	36,136,506

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

19 SEP 2007

Table II-SPV Debts

Column I Category	*Column II* Current Due Date and Nominal Amount (USD)		*Column III* Proposed Due Date and Nominal Amount (USD)	
Class B (a)	31 October 2007	1,119,644	31 December 2007	165,109
	31 December 2007	2,540,289	31 March 2008	1,155,760
			31 December 2008	1,169,532
			31 December 2009	1,169,532
Class B (b)	31 October 2007	1,793,574	31 December 2007	248,548
	31 December 2007	3,715,935	31 March 2008	1,739,832
			31 December 2008	1,760,565
			31 December 2009	1,760,564
Class B (c)	31 October 2007	2,951,228	31 December 2007	414,467
	31 December 2007	6,236,205	31 March 2008	2,901,275
			31 December 2008	2,935,846
			31 December 2009	2,935,845

Note : The above figures are arrived at based on the exchange rate of RM3.50 : USD1.00 and are set out solely for illustration purposes only. Any differences between the aforesaid illustrated amounts and the redemption/repayment amount of the Bonds and SPV Debts on 31 December 2007 shall be adjusted on actual date of redemption/repayment and the differential amount(s) shall be brought forward to the deferred redemption/repayment amount(s) due on 31 December 2009.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

19 SEP 2007

END